Exhibit 3.3

AMENDMENT TO THE
AMENDED AND RESTATED Bylaws
OF
ANEBULO PHARMACEUTICALS, INC.

1.	Section 17 of the Bylaws is hereby amended and restated in its entirety as follows:

Section 17. Election of Directors. Each director, other than any who may be elected by the holders of any series of Preferred Stock under specified circumstances, at the annual meeting of stockholders of the Corporation that is held after the date of the adoption of the amendment of this Section 17 and at each annual meeting of stockholders of the Corporation thereafter, shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders of the Corporation. Notwithstanding the foregoing, directors shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

2.	This amendment to the Bylaws shall become effective upon the effectiveness of the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation related to the declassification of the Corporation’s board of directors.